SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 22, 2014

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated April 22, 2014: Nokia to publish first quarter 2014 interim report on April 29, 2014

PRESS RELEASE

April 22, 2014

Nokia to publish first quarter 2014 interim report on April 29, 2014

Nokia Corporation
Stock Exchange Release
April 22, 2014 at 13:00 (CET +1)

Espoo, Finland — Starting with the first quarter 2014, Nokia intends to publish its interim reports prior to the beginning of trading on the Helsinki stock exchange.

As a result, Nokia will publish its first quarter 2014 results report on Tuesday April 29, 2014 at approximately 8am Finnish time (CET+1). The report will be made available on the Nokia website immediately after publication.

Nokia’s analyst conference call will begin at 3pm Finnish time. A webcast of the conference call will be available at http://www.nokia.com/financials. Media representatives wishing to listen in may call +1 706 634 5012, conference ID 30453654.

Nokia publishes only a summary of its interim reports in stock exchange releases. The complete first quarter 2014 report with tables will be available at http://www.nokia.com/financials. Investors should not rely on summaries of Nokia’s interim reports only, but should review the complete interim reports with tables.

Nokia today also confirmed that it plans to publish its “Nokia in 2013” annual report which includes the audited financial statements and the Board’s annual review as well as file its annual report on Form 20-F for 2013 on April 30, 2014.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2014		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal